Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “EUDA,” “Company,” “we,” “us” or “ours” refer to the combined business of Euda Health Holdings Limited and its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 28, 2026 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2025 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

For the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

	For the six months ended June 30,
				Percentage
	2026	2025	Change	Change
	(Unaudited)	(Unaudited)
Revenue	$3,467,835	$3,057,323	$410,512	13.4%
Cost of revenue	2,185,950	2,222,009	(36,059)	(1.6)%
Gross profit	1,281,885	835,314	446,571	53.5%
Selling expenses	70,710	58,953	11,757	19.9%
General and administrative expenses	1,971,438	1,908,295	63,143	3.3%
Research and development	1,274	244	1,030	422.1%
Loss from operations	(761,537)	(1,132,178)	370,641	(32.7)%
Other expense, net	(90,879)	(73,792)	(17,087)	23.2%
Loss before provision for income taxes	(852,416)	(1,205,970)	353,554	(29.3)%
Benefit for income taxes	55,466	4,274	51,192	1,197.8%
Net loss	$(796,950)	$(1,201,696)	$404,746	(33.7)%

Revenue

Our breakdown of revenues by categories for the six months ended June 30, 2026 and 2025, respectively, is summarized below:

	For the six months ended June 30,
				Percentage
	2026	2025	Change	Change
	(Unaudited)	(Unaudited)
Property management services	$2,255,161	$2,089,041	$166,120	8.0%
Holistic wellness consumer products and services	1,212,674	893,785	318,889	35.7%
Others	-	74,497	(74,497)	(100.0)%
Total revenue	$3,467,835	$3,057,323	$410,512	13.4%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Property management services

Our revenue from property management services increased by approximately $0.2 million or 8.0%, to approximately $2.3 million for the six months ended June 30, 2026 from approximately $2.1 million for the six months ended June 30, 2025. The increase was primarily attributable to increase of the average management service fees charged to the clients, for both with and without security guard services. For the six months ended June 30, 2026, the average property management service fee without the security guard service was approximately $63,000 compared to approximately $52,000 for the same period in 2025. For the six months ended June 30, 2026, the average property management service fee with security guard service was approximately $110,000 compared to approximately $85,000 for the same period in 2025. For the six months ended June 30, 2026, we consistently managed 3 units of properties with security guard services and 28 units without security guard services. For the six months ended June 30, 2025, we consistently managed 13 units of properties with security guard services and 33 units without security guard services.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the six months ended	For the six months ended
	June 30, 2026	June 30, 2025

Residential Apartments	69%	70%
Commercial Units	31%	30%

Historically, we provided more property management services in the residential apartments than in the commercial units during the six months ended June 30, 2026 and 2025.

Holistic wellness consumer products and services

In connection with the acquisition of Fortress Cove in May 2024, we began generating revenue from holistic wellness consumer products and services through its operating subsidiary, CK Health. CK Health’s revenue streams include sales of holistic wellness consumer products, wellness therapies services, stem cell treatment services, licensing services of bioenergy cabins, and a wellness membership program.

Disaggregated information of revenues from holistic wellness consumer products and services are as follows:

	For the six months ended June 30,
				Percentage
	2026	2025	Change	Change
	(Unaudited)	(Unaudited)
Holistic wellness consumer products	$369,474	$102,055	$267,419	262.0%
Wellness therapies service	712,595	724,590	(11,995)	(1.7)%
Stem cell treatment service	88,254	-	88,254	100.0%
Licensing service of bioenergy cabin	42,351	17,145	25,206	147.0%
Wellness Membership Program	-	49,995	(49,995)	(100.0)%
Total revenue from Holistic wellness consumer products	$1,212,674	$893,785	$318,889	35.7%

More than 360 and 4,764 members as of June 30, 2026 and 2025, respectively, had enrolled in the wellness membership program. We expect that revenues from holistic wellness consumer products and services will become a more meaningful contributor to our overall revenue base as we continue to expand our operations in the health and wellness sector.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Cost of Revenue

Our breakdown of cost of revenue by categories for the six months ended June 30, 2026 and 2025, respectively, is summarized below:

	For the six months ended June 30,
				Percentage
	2026	2025	Change	Change
	(Unaudited)	(Unaudited)
Property management services	$1,881,083	$1,622,146	$258,937	16.0%
Holistic wellness consumer products and services	304,867	599,863	(294,996)	(49.2)%
Total cost of revenue	$2,185,950	$2,222,009	$(36,059)	(1.6)%

Property management services

Our cost of revenues from property management services increased by approximately $0.3 million, or 16.0%, to approximately $1.9 million for the six months ended June 30, 2026 from approximately $1.6 million for the same period in 2025. The increase in cost of revenues from property management services was primarily due to the increase of the revenue from property management services and the increased labor cost.

Holistic wellness consumer products and services

Cost of revenue associated with our holistic wellness consumer products and services primarily consists of the cost of purchasing holistic wellness products for resale, depreciation for bioenergy cabin that performed the therapies service, and compensation for service personnel.

Disaggregated information of cost of revenue from holistic wellness consumer products and services are as follows:

	For the six months ended June 30,
				Percentage
	2026	2025	Change	Change
	(Unaudited)	(Unaudited)
Holistic wellness consumer products	$272,957	$77,330	$195,627	253.0%
Wellness therapies service	791	522,533	(521,742)	(99.8)%
Licensing service of bioenergy cabin	31,119	-	31,119	100.0%
Total cost of revenue from Holistic wellness consumer products	$304,867	$599,863	$(294,996)	(49.2)%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Gross Profit

Property management services

The gross profit percentage from property management services was 16.6% and 22.3% for the six months ended June 30, 2026 and 2025, respectively. The decrease in gross profit percentage of 5.7% was primarily attributable to increase in salary and benefits of the property management employees.

Holistic wellness consumer products and services

Disaggregated information of gross profit from holistic wellness consumer products and services are as follows:

	For the six months ended June 30, 2026	For the six months ended June 30, 2025	Change	Percentage Change
	(Unaudited)	(Unaudited)
Holistic wellness consumer products
Gross profit	$96,517	$24,725	$71,792	290.4%
Gross margin	26.1%	24.2%	1.9%

Wellness therapies service
Gross profit	$711,804	$202,057	$509,747	252.3%
Gross margin	99.9%	27.9%	72.0%

Stem cell treatment service
Gross profit	$88,254	$-	$88,254	100.0%
Gross margin	100.0%	-%	100.0%

Licensing service of bioenergy cabin
Gross profit	$11,232	$17,145	$(5,913)	(34.5)%
Gross margin	26.5%	100.0%	(73.5)%

Wellness Membership Program
Gross profit	$-	$49,995	$(49,995)	(100.0)%
Gross margin	-%	100.0%	(100.0)%

Total holistic wellness consumer products and services
Gross profit	$907,807	$293,922	$613,885	208.9%
Gross margin	74.9%	32.9%	42.0%

For the six months ended June 30, 2026, our holistic wellness consumer products and services segment generated total gross profit of approximately $0.9 million, with a gross margin of 74.9%, compared to gross profit of approximately $0.3 million with a gross margin of 32.9% for the six months ended June 30, 2025. The significant increase in gross profit was primarily due to the following.

Holistic wellness consumer products

Gross profit from holistic wellness consumer products increased to approximately $97,000 for the six months ended June 30, 2026, compared to approximately $25,000 for the same period in 2025, primarily driven by increased sales volume of wellness consumer products. Gross margin was 26.1% and 24.2% for the six months ended June 30, 2026 and 2025, respectively, and remained relatively consistent throughout the two periods.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Wellness therapies service

Gross profit from wellness therapies services increased to approximately $0.7 million for the six months ended June 30, 2026, compared to approximately $0.2 million for the same period in 2025, primarily driven by decreased service cost. Gross margin improved to 99.9% from 27.9%, primarily attributable to enhanced operational efficiency, including higher utilization rates of therapist staff, which allowed fixed personnel costs to be leveraged over a larger volume of services.

Stem cell treatment service

Stem cell treatment services were newly introduced in 2025 and generated gross profit of approximately $88,000, with a gross margin of 100.0%, as the related revenue was recognized on a net basis.

Licensing service of bioenergy cabin

Gross profit from licensing services of bioenergy cabins decreased to approximately $11,000 for the six months ended June 30, 2026, from approximately $17,000 for the same period in 2025. Gross margin decreased significantly to 26.5% from 100.0%, primarily due to the recognition of service fees payable to licensees for treatments provided to our clients at licensed centers, whereas none were incurred for the same period in 2025.

Wellness Membership Program

Gross profit from the wellness membership program decreased to $0 for the six months ended June 30, 2026, from approximately $50,000 for the same period in 2025, primarily driven by decreased enrollment of members in the wellness membership program.

Operating Expenses

Total operating expenses increased by approximately $76,000, or 3.9%, to approximately $2.0 million for the six months ended June 30, 2026 from approximately $2.0 million for the same period in 2025. The increase was mainly attributable to the increase of selling expenses and general and administrative expenses of approximately $12,000 and $63,000, respectively.

Selling expenses slightly increased by approximately $12,000, or 19.9%, to approximately $71,000 for the six months ended June 30, 2026, from approximately $59,000 for the six months ended June 30, 2025. The selling expenses were relatively consistent throughout the two periods.

General and administrative increased by approximately $63,000, or 3.3%, to approximately $2.0 million for the six months ended June 30, 2026 from approximately $1.9 million for the same period in 2025. The increase was mainly attributable to the increase in salary expenses of approximately $0.1 million, office rental expense of approximately $45,000, credit losses for the aged accounts of approximately $38,000, and depreciation expense of approximately $17,000. These increases were partially offset by decreases in professional fees of approximately $0.1 million, including audit, legal, accounting, and other advisory services.

Segment Income (Loss)

Our segment income (loss) from our reportable segments is summarized as follows:

	For the six months ended June 30,
	2026	2025	Change	Percentage Change
	(Unaudited)	(Unaudited)
Property management services	$(61,814)	$148,356	$(210,170)	(141.7)%
Holistic wellness consumer products and services	74,381	(430,392)	504,773	117.3%
Others	-	74,497	(74,497)	(100.0)%
Total reportable segment income (loss)	$12,567	$(207,539)	$220,106	106.1%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Property management services

Segment income from property management services reportable segment was decreased by approximately $0.2 million. This was mainly attributable to a decrease in gross profit of approximately $93,000 as discussed above, as well as an increase of $77,000 in salary expenses and $35,000 in other expenses.

Holistic wellness consumer products and services

Segment loss from holistic wellness consumer products and services reportable segment was decreased by approximately $0.5 million. This was mainly attributable to an increase in gross profit of approximately $0.6 million as discussed above.

Other Expenses, Net

Our other expense, net is summarized as follows:

	For the six months ended June 30, 2026	For the six months ended June 30, 2025	Change	Change (%)
	(Unaudited)	(Unaudited)
Interest expense, net	$(55,992)	$(43,657)	$(12,335)	28.3%
Other expense, net	(34,887)	(30,135)	(4,752)	15.8%
Total other expense, net	$(90,879)	$(73,792)	$(17,087)	23.2%

Total other expense, net amounted to approximately $91,000 and $74,000 for the six months ended June 30, 2026 and 2025, respectively. This change was mainly due to the following:

Interest expenses, net

The increase of interest expenses by approximately $12,000 was mainly attributable to more new interest-bearing loans.

Other expense, net

Other expense, net amounted to approximately $35,000 and $30,000 for the six months ended June 30, 2026 and 2025, respectively. The change was mainly due to increase in loss from foreign loss.

Income Taxes Benefit

Our income taxes benefit was approximately $55,000 for the six months ended June 30, 2026 as compared to income tax benefit of approximately $4,000 for the same period in 2025. The increase in benefit for income taxes was mainly due to the realization of deferred tax liabilities incurred from the amortization of intangible assets acquired from Fortress Cove.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Net Loss

We had a net loss of approximately $0.8 million for the six months ended June 30, 2026, while we had a net loss of approximately $1.2 million for the same period in 2025, representing a change of approximately $0.4 million, or 33.7%. Such change was predominately due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of June 30, 2026, our working capital was approximately $5.5 million, and we had cash of approximately $0.4 million.

We have experienced recurring losses from operations from operating activities since 2020. In addition, we had, and will continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations, management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lenders;

●	equity financing.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. We are in active discussions with bankers regarding a potential financing transaction through the issuance of convertible or equity financing to improve our liquidity and capital resource needs. However, there is no assurance that management will be successful in our financing plans. Should we need to seek additional capital prior to the closing of any financing transaction, we may continue to go to our related parties for additional financial support. We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)

Net cash used in operating activities	$(1,206,041)	$(1,215,423)
Net cash used in investing activities	(259,135)	(23,222)
Net cash provided by financing activities	1,493,652	1,117,757
Effect of exchange rate on cash and cash equivalents	(7,717)	59,866
Net change in cash and cash equivalents	$20,759	$(61,022)

Principal demands for liquidity are for working capital and general corporate purposes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Operating Activities

Net cash used in operating activities was approximately $1.2 million for the six months ended June 30, 2026 and was primarily attributable to (i) approximately $0.8 million in net loss as discussed above, (ii) approximately $0.5 million increase in accounts receivable due to increased revenue, (iii) approximately $0.3 million decrease in customer deposit as we received less deposit from our customers, and (iv) approximately $66,000 of operating lease payment to reduce operating lease liabilities, and offset by (i) various non-cash items of approximately $0.2 million which included depreciation expense, amortization expense, provision for credit losses and deferred taxes benefits, (ii) approximately $0.1 million decreased in prepaid expense and other current assets, due to utilization of previous prepaid expenses during the current period, (iii) approximately $0.1 million increase in other payables and accrued liabilities due to incurred more legal and professional fee, and (iv) approximately $53,000 increase in accounts payable.

Net cash used in operating activities was approximately $1.2 million for the six months ended June 30, 2025, and was primarily attributable to (i) approximately $1.2 million in net loss as discussed above, (ii) approximately $85,000 of operating lease payment to reduce operating lease liabilities, (iii) approximately $0.3 million increase in accounts receivable due to less collections, (iv) an increase of approximately $0.2 million in prepaid expenses and other current assets, primarily attributable to higher service prepayments, (v) approximately $0.1 million decrease in tax payable due to timely tax payments and offset by (i) various non-cash items of approximately $0.2 million which included depreciation expense and amortization expense, (ii) approximately $0.3 million increase in accounts payable as we incurred more purchasing on account, (iii) approximately $0.2 million increase in other payables and accrued liabilities due to incurred more legal and professional fee, (iv) approximately $46,000 increase in customer deposit as we collect more deposit from our customer.

Investing Activities

Net cash used in investing activities was approximately $0.3 million for the six months ended June 30, 2026, which was primarily attributable to approximately $0.3 million and $9,000 in purchase of crypto assets and software, respectively.

Net cash used in investing activities was approximately $23,000 for the six months ended June 30, 2025, which was primarily attributable to approximately $23,000 in purchase of equipment.

Financing Activities

Net cash provided by financing activities was approximately $1.5 million for the six months ended June 30, 2026 and was primarily attributable to (i) approximately $3.8 million proceeds received from issuance of ordinary shares through register direct offering, (ii) approximately $0.2 million proceeds received from short term loans - related parties, and (iii) approximately $88,000 proceed received from other payables - related parties, offset by (i) approximately $2.0 million repayment to short-term loans from related parties, (ii) approximately $0.4 million repayment to short-term loans from private lenders, (iii) approximately $0.1 million repurchased of warrant, (iv) approximately $46,000 repayment of convertible note, and (v) approximately $9,000 repayment finance lease liabilities.

Net cash provided by financing activities was approximately $1.1 million for the six months ended June 30, 2025 and was primarily attributable to (i) approximately $1.1 million proceeds received from short term loans - related parties, (ii) approximately $59,000 proceed received from other payables - related parties, and (iii) approximately $0.4 million proceed received from short-term loan private lender, offset by (i) approximately $0.6 million repayment to short-term loans from private lenders, and (ii) approximately $3,000 repayment finance lease liabilities.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.